March 14, 2018

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Comment Letter Dated February 23, 2018
International Speedway Corporation
Form 10-K for the fiscal year ended November 30, 2017
Filed January 26, 2018
File No. 000-02384

Ladies and Gentlemen:

We have received and reviewed the referenced comment letter. We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the Staff’s comments and requests for supplemental information are contained below and keyed to the numbered comments in the comment letter.

In the following responses, except where indicated otherwise, the terms “we,” “our,” “Company,” and “ISC” shall mean International Speedway Corporation and its consolidated subsidiaries.

Responses to Comments and Requests for Supplemental Information.

Form 10-K for the fiscal year ended November 30, 2017

Selected Financial Data, page 14

GAAP to Non-GAAP Reconciliation, page 17

1.    To provide for ease of understanding the non-GAAP discussion, please consider expanding the first paragraph of this section to name the non-GAAP measures you are presenting (i.e. adjusted income before taxes and related income tax effect, adjusted net income, adjusted diluted earnings per share, and EBITDA), and to explain that these measures have been reconciled to the directly comparable GAAP measures as presented in the tables that follow. Also, please define what you consider to be your "core" financial measures or indicate if such measures represent your income before taxes, net income and diluted earnings per share.

Company Response:

We confirm our understanding of the Staff's request to consider expanding the first paragraph of the above named section, to name the non-GAAP measure that we are presenting, and to explain that these measures have been reconciled to the directly comparable GAAP measures as presented in the tables that follow. We also confirm our understanding of the Staff's request to define what we consider to be our "core" financial measures.

Our proposed disclosure to be included in our future filings would be represented as follows:
"The following discussion and analysis of our financial condition and results of operations is presented below using financial measures other than U.S. generally accepted accounting principles (“non-GAAP”). Non-GAAP financial measures, such as Adjusted EBITDA (see below for management interpretation of Adjusted EBITDA), should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The non-GAAP financial measures disclosed herein do not have standard meaning and may vary from the non-GAAP financial measures used by other companies or how we may calculate those measures in other instances from time to time. The financial information, presented in the tables that follow, have been reconciled to comparable GAAP measures.
The non-GAAP financial measures identified in the tables that follow include adjusted income before taxes, adjusted net income, and adjusted diluted earnings per share. These non-GAAP financial measures are derived by adjusting amounts for certain items, presented in the accompanying selected operating statement data, that have been determined in accordance with GAAP. The financial measures, income before taxes, net income and diluted earnings per share, should not be construed as an inference by us that our future results will be unaffected by those items, which have been excluded to achieve our adjusted, non-GAAP financial measures."

2.    Refer to your definition of EBITDA in the paragraph at the bottom of page 19. As your definition of EBITDA reflects several adjustments not typically included in the calculation of EBITDA, please retitle this measure to be Adjusted EBITDA or a similarly titled measure. Reference is made to Question 103.01 of the Staff's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures issued May 17, 2016. Please revise the title wherever the EBITDA measure is presented. Your disclosures in your earnings release filed on Form 8-K should be similarly revised.
Company Response:    We confirm our understanding of the reference made to Question 103.01 of the Staff's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures issued May 17, 2016, and in all future filings, we will revise all references to our interpretation of EBITDA to be defined and titled as 'Adjusted EBITDA' .
Our proposed disclosures to be included in our future filings would be represented as follows:
"Non-GAAP financial measures, such as Adjusted EBITDA (see below for management interpretation of Adjusted EBITDA), should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP")."
and
"We calculate Adjusted EBITDA, a non-GAAP financial measure, as GAAP operating income, plus depreciation, amortization, impairment/losses on retirements of long-lived assets, other previously stated non-GAAP adjustments, and cash distributions from equity investments."

3.    Further, in the same paragraph, in the third sentence beginning with 'We have not reconciled the non-GAAP forward-looking measure,' please further clarify that this sentence is in relation to the non-GAAP forward looking measures of EBITDA and other measures for ONE DAYTONA and the ISM Raceway Redevelopment projects, presented elsewhere in the filing. Consider including page number or section references so that it is clear which measures are forward looking and have not been reconciled to the most comparable GAAP measure.
Company Response:
We confirm our understanding of the Staff's request to clarify any references in relation to non-GAAP forward looking measures of EBITDA and other measures, such as ONE DAYTONA and the ISM Raceway Redevelopment projects, presented in our filings, so that it is clear which measures are forward looking and have not been reconciled to the most comparable GAAP measure.
Our proposed disclosures to be included in our future filings would be represented as follows:
"We have not reconciled non-GAAP forward-looking measures to their most directly comparable GAAP measures, such as those of ONE DAYTONA and the ISM Raceway Redevelopment (see "Liquidity and Capital Resources - ONE DAYTONA" and "Liquidity and Capital Resources - ISM Raceway Project Powered by DC Solar", respectively)."
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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.

The Company also acknowledges that it is the position of the Commission and the staff that:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conclusion

As noted above we will revise the disclosures provided in our future filings. We have attempted to respond fully and completely to each of your comments and requests for supplemental information. If you have any questions concerning our responses, please contact us.

Sincerely,

/s/ Gregory S. Motto

Gregory S. Motto
Executive Vice President, Chief Financial Officer
and Treasurer